FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 Under
                       The Securities Exchange Act of 1934

For May 20, 2003
Commission File Number: 0-30868

                          Crosswave Communications Inc.
                 (Translation of registrant's name into English)
 Jinbocho Mitsui Bldg. 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form

                        20-F [ X ]      Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(1): [ ]

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(7): [ ]

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the reg-istrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a mate-rial event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [  ]                No [ X ]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- -------------

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATMENT ON FORM F-3 (FILE NO. 333-101358) OF CROSSWAVE COMMUNICATIONS INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                                  EXHIBIT INDEX

Exhibit      Date             Description of Exhibit

   1       05/20/2003         Crosswave Announces 4th Quarter and Full Fiscal
                              Year 2002 Results
                              -- Crosswave marks continuous improvement throughout FY02 --

                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      Crosswave Communications Inc.


Date: May 20, 2003                    By:  /s/  Yasuharu Fushimi
                                         --------------------------------
                                                Yasuharu Fushimi
                                                Chief Financial Officer and
                                                Representative Director

EXHIBIT 1

  Crosswave Announces 4th Quarter and Full Fiscal Year 2002 Results

        Crosswave Marks Continuous Improvement Throughout FY02

    TOKYO & NEW YORK--(BUSINESS WIRE)--May 19, 2003--Crosswave Communications Inc. (Crosswave, NASDAQ: CWCI), a pioneer in broadband data communications in Japan, today announced its financial results for the fourth quarter and the full fiscal year 2002 ended March 31, 2003.
    All figures are unaudited and prepared in accordance with accounting principles generally accepted in the United States for interim financial information. On May 20, 2003 at 9 a.m. (EST), Crosswave's President Koichi Suzuki, CEO Akio Onishi, and CFO Yasuharu Fushimi will host a conference call to discuss the financial results contained in this release. The conference call will be simultaneously webcast at www.vcall.com and the replay will be available at their site to which Crosswave's website: www.cwc.co.jp/en/ has a link.

    FY02 & 4Q02 Results Summary

    FY02 revenue amounted to JPY 18,450 million (US$ 156.3 million) (*1), achieving a strong increase of 94.5 % from FY01 (JPY 9,488 million). Revenue for 4Q02 amounted to JPY 5,420 million (US$ 45.9 million), increasing 10.6 % from JPY 4,900 million in 3Q02 and 66.5 % compared to JPY 3,256 million in 4Q01. The increase is mainly due to the growth in sales for Platform-type Network services.
    The number of customers contracted for Platform-type Network services increased to 383 in 4Q02 from 348 in the previous quarter. Revenue for the quarter from the flagship service recorded an 11.3 % increase from 3Q02 to JPY 2,923 million (US$ 24.7 million).
    4Q02 net loss decreased to JPY 3,191 million (US$ 27.0 million) compared to JPY 3,494 million in 3Q02.
    4Q02 adjusted EBITDA (*2) continued to improve for the fourth consecutive quarter as losses decreased to JPY 868 million (US$ 7.4 million) from a loss of JPY 1,439 million in 3Q02. The Company expects its adjusted EBITDA to turn positive in this fiscal year ending March 31, 2004.
    The equity capital financing for the capital improvement in a private placement to third parties will be completed by the end of May.

    (*1) The translations of Japanese yen amounts into US dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of JPY 118.07 = $1, the approximate rate of exchange on March 31, 2003.

    (*2) Adjusted EBITDA represents operating income (loss) before depreciation and amortization. See also Reconciliation of Non-GAAP Financial Measures later in this press release.

    Overview and Outlook

    Business outlook

    "The Japanese broadband market continues to see rapid growth," said Koichi Suzuki, President of Crosswave. "However, most of the growth has been driven by the residential sector while penetration in the corporate segment has been less rapid. In fact, the data communication traffic per Japanese company is much lower than that of US companies. This implies strong potential for significant growth in the Japanese corporate market. In FY2002, the market for Crosswave's Wide-area Ethernet service rapidly expanded as the service became more widely recognized in the market and awareness of the benefits of the service grew. This contributed to Crosswave's customer base expansion. We will continue to stimulate the demand for network outsourcing by corporate customers and will meet the growing demand through our services and infrastructure, including our data centers. In FY2003, we will strengthen Crosswave's financial structure by maintaining high sales growth and realizing positive adjusted EBITDA."

    Overview of 4Q02 and FY2002 results

    "We attained satisfactory performance in FY2002. Profitability continued to improve throughout the year," said Akio Onishi, CEO of Crosswave. "Crosswave achieved sales figures in FY2002 that almost doubled those of FY2001. We believe that corporate demand for network reconstruction remains strong despite the fact that, due to the general economic conditions, decision making for investments tends to take longer than before and the timing of investment has been slightly delayed."
    "In 4Q02, Crosswave, aimed to differentiate its services from its competitors by expanding its service line-up for the Wide-area IP Platform Service and access line availability," continued Mr. Onishi. "We expanded the reach of our service through the launch of our "Private IP Service" which targets mid-size companies through our partners' sales channels. In addition, we put two new large-scale data center facilities into operation, further positioning Crosswave as the premier total network provider for corporate customers."

    Forecast - financial performance for FY2003

    "We are targeting FY2003 revenue to grow more than 50% from FY2002 revenue," said Yasuharu Fushimi, CFO of Crosswave. "We intend to improve profitability to turn adjusted EBITDA positive in FY2003, and to reach the break even point for net profit in FY2004."

    4Q02 Operating Highlights

    Opening of Data Centers in Yokohama and Kawaguchi

    On February 1, 2003, Crosswave celebrated the grand opening of its data center facilities in the cities of Yokohama and Kawaguchi, Japan, on the outskirts of Tokyo. The full-service data centers, constructed on Crosswave's broadband network, are designed to accomodate not only the systems but also provide the necessary office space to fully support the relocation of customers' systems operations. Since February, the Company has received numerous business inquiries and several customers plan to relocate their systems into the data centers in the near future.

    Launch of the new service, "Private IP Service"

    In March 2003, Crosswave announced the creation of its "Private IP Service" which was launched on April 1, 2003. The new service, utilizing IPSec technology, enables mid-sized customers with multiple sites nationwide, to construct secure and closed networks connecting to Crosswave's Ethernet-based backbone using popular broadband access lines such as ADSL. The service is provided jointly with Crosswave's sales partners. This allows us to reach a greater number of customers nationwide including mid-size and smaller companies. Crosswave has succeeded in creating a service line-up which enables companies of various sizes to enjoy the benefits of a secure, reliable high-speed network.

    Further enhancement of "Wide-area IP Platform Service"

    Crosswave expanded the service line-up of its "Wide-area IP Platform Service" by adding its "Inter-prefectural ports service" as an additional access line option for its Premium type service beginning April 1, 2003. In conjunction with the newly introduced service by NTT East and West, Crosswave simultaneously facilitated the option with "Inter-prefectural ports" which covers several prefectures for the construction of a Wide-area Intra Network. Through the combination of the "Inter-prefectural ports" service and its existing "regional ports" service, customers will be able to construct more versatile and efficient networks".

    Expansion of access line availability

    Crosswave has continuously expanded access line availability. In February, the Company completed a network interconnection with the Osaka Media Port (OMP), a telecommunications company based in Osaka and the surrounding area, to access its Wide-area Ethernet Platform Service.
    In April, Crosswave added two additional options for the Wide-area Ethernet Platform Service to access the Company's Ethernet backbone. The first is the introduction of "Ether-Access", which applies to both the "Wide-area Ethernet Platform Service" and the "High-Speed Backbone Service". The other is the interconnection with "Ethernet leased lines" provided by KVH Telecom Co., Ltd.

    Launch of INS Backup for "Wide-area IP Platform Service, Standard type"

    Crosswave launched an INS backup for the "Wide-area IP Platform Service, Standard type" in May. With this service, customers can maintain a continuous connection for their network system with the Standard type service. Crosswave continuously strives to introduce new service provisions, which enable customers to make full use of the "Wide-area IP Platform Service" and to construct a highly reliable corporate network.

    Solid Expansion of Customer Base

    The total number of our customers grew to 412 in 4Q02, increasing
7.3 % from 384 in 3Q02. The majority of these customers use the Wide-area Ethernet Platform Service and most of them concurrently use the value-added services. Crosswave has been continuously expanding its service line-ups and providing services to meet the diverse needs of its customers. In addition, close relationships with sales partners, including Hitachi, NEC, NTT Data, Fujitsu, and IIJ, will help our customer base to grow further.


Number of Customers
                                                        4Q02 4Q01 3Q02
----------------------------------------------------------------------
Total Number of contracted Customers                    412  224  384
----------------------------------------------------------------------
 Number of Customers for Platform-type Network Services:
     Number of customers contracted for service         383  208  348
         Number of customers using service              361  188  314
----------------------------------------------------------------------


    ADR Ratio Change

    Crosswave changed its ADR ratio exchange from one ordinary share per two hundred ADRs to one ordinary share per twenty ADRs on February 18, 2003. The Company took this measure to meet its continued listing requirements on the NASDAQ National Stock Market and to make the stock more attractive to institutional shareholders.

    Capital Injection

    Crosswave expects to complete additional equity capital financing by the end of May 2003. The new shares will be issued as 683,400 shares of common stock at a price of JPY 6,292 per share in a proposed private placement to third parties. The subscription and payment date for the new shares is expected to be May 29, 2003. The capital improvement will secure Crosswave's financial position for further growth.

    4Q02 Financial Results

    Revenues:

    4Q02 total revenues amounted to JPY 5,420 million, a steady increase of 10.6 % from 3Q02 and of 66.5 % compared to 4Q01.


Revenue Breakdown                                        (JPY million)
                                                    4Q02   4Q01   3Q02
----------------------------------------------------------------------
Total Network services                            4,810  2,863  4,428
   Platform-type Network services                 2,923  1,601  2,627
----------------------------------------------------------------------
Data Center and related services                    610    393    472
----------------------------------------------------------------------
Total Revenues                                    5,420  3,256  4,900
----------------------------------------------------------------------


    Total Network services revenues increased to JPY 4,810 million in 4Q02 from JPY 4,428 million in 3Q02 and compared to JPY 2,863 million in 4Q01. The increase is due to the solid increase in sales of Platform-type Network services, growing 11.3% growth from JPY 2,627 million in 3Q02 to JPY 2,923 million in 4Q02. We expect further growth of the Wide-area IP Platform service as we continuously enhance our service line-up and expand access line availability.
    Data Center and related service revenues increased to JPY 610 million in 4Q02 from JPY 472 million in 3Q02. The increase is due to the sale of equipment mainly related to the two data centers opened in February 2003, in Yokohama and Kawaguchi. The Company is anticipating revenue growth from those sites in FY03 when customers fully move their business systems to the data centers.

    Operating costs and expenses:

    The cost of data communication services decreased by 2.8 % to JPY 5,491 million in 4Q02 from JPY 5,650 million in 3Q02. Although data center related expenses increased along with the grand opening of two data centers, the total cost of data communication services decreased due to seasonal adjustments and refunds which were mainly accumulated via NTT East and West local access charges.
    Depreciation and amortization expenses slightly increased by 4.5 % from 3Q02 to JPY 1,675 million in 4Q02. The increase is mainly due to data center related expenses that were incurred in connection with the launch of new data centers.
    Sales and marketing expenses increased 3.9 % from 3Q02 to JPY 423 million in 4Q02. The increase primarily reflects increased commission fees for sales partners in line with revenue growth.
    General and administrative expenses increased 32.7 % from 3Q02 to JPY 374 million in 4Q02. This increase primarily reflects temporary expenses related to the move to new Headquarters.

    Other income/expenses:

    The increase in other expenses primarily reflected an increase in interest expenses.

    Net loss:

    Net loss for 4Q02 narrowed to JPY 3,191 million from JPY 3,494 million in 3Q02, an 8.7 % improvement as compared to 3Q02. The improvement was offset partially by an increase in interest expense.

    Adjusted EBITDA:

    Adjusted EBITDA for 4Q02 improved to a loss of JPY 868 million compared to a loss of JPY 1,439 million in 3Q02. The improvement was accelerated by the continuous revenue growth and by decrease in operating costs and expenses.


(Unit: JPY million)
                                 4Q02    3Q02    2Q02    1Q02    4Q01
----------------------------------------------------------------------
Adjusted EBITDA                  -868  -1,439  -1,847  -2,208  -2,467
----------------------------------------------------------------------


    Capital expenditures (*3):

    Capital expenditures for the quarter amounted to JPY 10,633 million in 4Q02. Capital expenditures were primarily for the investment related to the new data centers in Yokohama and Kawaguchi.

    (*3) Crosswave defines capital expenditures as expenditures for property and equipment and initial obligations under capital leases and installment loans adjusted for sale and lease/installment back transactions. See also Reconciliation of Non-GAAP Financial Measures later in this press release.

    Full Fiscal Year 2002 Financial Results

    FY02 revenue increased to JPY 18,450 million from JPY 9,488 million in FY01, almost doubling the revenue figure from the previous year.
    The cost of data communication services increased to JPY 22,051 million, up 36.5 % from FY01. The increase reflected payments for local access lines and other revenue driven related items in line with the increase in revenues. However the cost/revenue ratio subsequently decreased to 119.5 % in FY02 from 170.2 % in FY01.
    Depreciation and amortization increased 63.2 % from FY01 to JPY 6,272 million. This increase is due to capital investments in nationwide information boxes, NNI and data centers.
    Sales and marketing expenses increased to JPY 1,505 million, up
37.5 % from FY01. The increase reflects higher personnel and outsourcing expenses, commission fees for sales partners and advertisement expenses.
    General and administrative expenses decreased 0.7% from FY01 to JPY 1,255 million.
    Net loss increased 9.4 % to JPY 14,651 million in FY02 from JPY 13,397 million in FY01. Despite the improvement in operating loss, net loss increased primarily due to foreign currency exchange loss and an increase in interest expense.
    Adjusted EBITDA improved to a loss of JPY 6,362 million in FY02 compared to a loss of JPY 9,022 million in FY01.
    Capital expenditures amounted to JPY 26,338 million in FY02. This amount includes capital investments in nationwide information boxes, NNI, and data centers.

    Reconciliation of Non-GAAP Financial Measures:

    The following table summarizes the reconciliation of adjusted
EBITDA to operating loss per the consolidated statements of operations prepared and presented in accordance with the U.S. generally accepted accounting principles in Appendix 1 and 2:


(Unit: JPY million)
                                      4Q02     3Q02     FY02     FY01
----------------------------------------------------------------------
Adjusted EBITDA                       -868   -1,439   -6,362   -9,022
Depreciation and amortization       -1,675   -1,604   -6,272   -3,843
----------------------------------------------------------------------
Operating loss                      -2,543   -3,043  -12,634  -12,865
----------------------------------------------------------------------


    The following table summarizes the reconciliation of capital expenditures to purchase of property and equipment per the condensed consolidated statements of cash flows prepared and presented in accordance with the U.S. generally accepted accounting principles in Appendix 4 and 5:


(Unit: JPY million)
                                          4Q02   3Q02    FY02    FY01
----------------------------------------------------------------------
Capital expenditures                    10,633  2,307  26,338  17,707

Initial obligation under capital
 leases and installment loans
 adjusted for sale and
 lease/installment back
 transaction                             7,161      5   8,064      74
----------------------------------------------------------------------
Purchase of property and equipment       3,472  2,302  18,274  17,633
----------------------------------------------------------------------


    Company Information

    Crosswave Communications Inc. (Crosswave, NASDAQ:CWCI) is a data communications carrier offering customers reliable and versatile broadband networks and network services, enabling them to streamline and innovate their business infrastructure. Founded in 1998 by Internet Initiative Japan (NASDAQ: IIJI), Sony Corporation (NYSE: SNE) and Toyota Motor Corporation (NYSE: TM), the Company has made groundbreaking changes in the Japanese telecommunications market by offering a completely data-centric network. Currently, 90% of the traffic on Crosswave's nationwide network infrastructure is Ethernet-based, provided mainly through its flagship, Wide-area Ethernet Platform Service. Launched in 1999, the Wide-area Ethernet Platform service introduced a brand new type of network service to the market. The Company's fully integrated data centers and other services have redefined the role of carrier services by accommodating entire corporate system requirements. With the quality of its networks and its wide-ranging value-added features, the company has been a pioneer in the development of the data communications market in Japan. The Company offers its services to a diverse base of over 400 customers including many blue-chip companies in Japan. Crosswave's executive offices are located at Jinbocho Mitsui Bldg., 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051.

    Statements made in this press release that state Crosswave's or its management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on Crosswave's and its management's current expectations, assumptions, estimates and projections about its business and the industry in which it operates. These forward-looking statements are subject to various risks, uncertainties and other factors that could cause Crosswave's actual results to differ materially from those contained in any forward-looking statements. These risks, uncertainties and other factors include: that we have incurred significant losses since our establishment in 1998 and expect to incur losses in the future: that we may need additional cash to further develop our network and fund our operations and if we are unable to obtain it, we will not be able to complete our network development plans as scheduled or we will be forced to modify or abandon some or all of our plans; that prices for data communication services we offer will continue to decline which may reduce our revenues or limit our ability to grow our revenues; and other risks referred to from time to time in Crosswave's filings with the Securities and Exchange Commission.



                     CROSSWAVE COMMUNICATIONS INC.          Appendix 1
           CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
For the Three Months Ended Mar 31, 2003, Mar 31, 2002 and Dec 31, 2002
 (Expressed in Thousands of Japanese Yen (JPY) and U.S. Dollars (USD)
                Except for Per Share and ADS Data) (1)

                                           Year-over-year Comparison
                                         -----------------------------
                                             Mar 31, 2003
                                         --------------------
                                                                % of
                                                                Total
                                          USD (1)     JPY     Revenues
                                         -------- ----------- --------
Revenues:
Data communication services               45,907   5,420,212    100.0%
Cost and expenses:
Cost of data communication services       46,508   5,491,194    101.3
Depreciation and amortization             14,190   1,675,464     30.9
Sales and marketing                        3,586     423,386      7.8
General and administrative                 3,164     373,523      6.9
                                         -------- ----------- --------
Total cost and expenses                   67,448   7,963,567    146.9

                                         -------- ----------- --------
Operating gain (loss)                    (21,541) (2,543,355)   (46.9)
                                         -------- ----------- --------
Other income (expenses):
Gain (loss) on foreign currency exchange      (4)       (482)     0.0
Other                                     (5,461)   (644,780)   (11.9)
                                         -------- ----------- --------
Income (loss) before minority interests
and income taxes                         (27,006) (3,188,617)   (58.8)
                                         -------- ----------- --------
Minority interests in consolidated
 subsidiaries                                (19)     (2,255)    (0.1)
Income taxes                                   -           -        -
                                         -------- ----------- --------
Net income(loss)                         (27,025) (3,190,872)  (58.9%)
                                         ======== =========== ========
Basic and Dilutive Net Loss Per Share                 (6,357)
Basic and Dilutive Net Loss Per ADS
 Equivalent (2)                                      (317.84)
Weighted Average Number of Shares
 outstanding                                         501,960
Weighted Average Number of ADS
 Equivalents outstanding(2)                       10,039,200


                                           Year-over-year Comparison
                                          ----------------------------
                                              Mar 31, 2002
                                          --------------------
                                                        % of
                                                       Total     YOY
                                              JPY     Revenues   Chg %
                                          ----------- --------- ------
Revenues:
Data communication services                3,256,270    100.0%   66.5%
Cost and expenses:
Cost of data communication services        5,050,590    155.1     8.7
Depreciation and amortization              1,218,787     37.4    37.5
Sales and marketing                          359,166     11.0    17.9
General and administrative                   313,315      9.7    19.2
                                          ----------- --------- ------
Total cost and expenses                    6,941,858    213.2    14.7

                                          ----------- --------- ------
Operating gain (loss)                     (3,685,588)  (113.2)  (31.0)
                                          ----------- --------- ------
Other income (expenses):
Gain (loss) on foreign currency exchange      21,642      0.7  (102.2)
Other                                       (343,097)   (10.5)   87.9
                                          ----------- --------- ------
Income (loss) before minority interests
and income taxes                          (4,007,043)  (123.0)  (20.4)
                                          ----------- --------- ------
Minority interests in consolidated
 subsidiaries                                 (3,032)    (0.1)  (25.6)
Income taxes                                       -        -       -
                                          ----------- --------- ------
Net income(loss)                          (4,010,075) (123.1%) (20.4%)
                                          =========== ========= ======
Basic and Dilutive Net Loss Per Share         (7,989)
Basic and Dilutive Net Loss Per ADS
 Equivalent (2)                              (399.44)
Weighted Average Number of Shares
 outstanding                                 501,960
Weighted Average Number of ADS
 Equivalents outstanding(2)               10,039,200


                                              Sequential Comparison
                                          ----------------------------
                                              Dec 31, 2002
                                          --------------------

                                                       % of
                                                       Total      QOQ
                                             JPY      Revenues   Chg %
                                          ----------- --------- ------
Revenues:
Data communication services                4,900,014    100.0%   10.6%
Cost and expenses:
Cost of data communication services        5,649,918    115.3    (2.8)
Depreciation and amortization              1,603,634     32.7     4.5
Sales and marketing                          407,396      8.4     3.9
General and administrative                   281,575      5.7    32.7
                                          ----------- --------- ------
Total cost and expenses                    7,942,523    162.1     0.3

                                          ----------- --------- ------
Operating gain (loss)                     (3,042,509)   (62.1)  (16.4)
                                          ----------- --------- ------
Other income (expenses):
Gain (loss) on foreign currency exchange      (4,916)    (0.1)  (90.2)
Other                                       (457,102)    (9.3)   41.1
                                          ----------- --------- ------
Income (loss) before minority interests
and income taxes                          (3,504,527)   (71.5)   (9.0)
                                          ----------- --------- ------
Minority interests in consolidated
 subsidiaries                                 10,369      0.2  (121.7)
Income taxes                                       -        -       -
                                          ----------- --------- ------
Net income(loss)                          (3,494,158)  (71.3%)  (8.7%)
                                          =========== ========= ======
Basic and Dilutive Net Loss Per Share         (6,961)
Basic and Dilutive Net Loss Per ADS
 Equivalent (2)                              (348.05)
Weighted Average Number of Shares
 outstanding                                 501,960
Weighted Average Number of ADS Equivalents
 outstanding(2)                           10,039,200

Note (1):The translations of Japanese yen amounts into US dollar amounts with respect to the three months ended Mar 31, 2003 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY 118.07 = $1, the approximate rate of exchange on Mar 31, 2003.

Note (2):Each ADS is equal to 1/20th of a share of common stock. The
     ADR ratio was changed to 1/20th on February 18, 2003.



                     CROSSWAVE COMMUNICATIONS INC.          Appendix 2
           CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
           For the Year Ended Mar 31, 2003 and Mar 31, 2002
 (Expressed in Thousands of Japanese Yen (JPY) and U.S. Dollars (USD)
                Except for Per Share and ADS Data) (1)

                                          Year-over-year Comparison
                                       -------------------------------
                                            Mar 31, 2003
                                       ----------------------
                                                                % of
                                                               Total
                                        USD (1)      JPY      Revenues
                                       --------- ------------ --------
Revenues:
Data communication services             156,262   18,449,852    100.0%
Cost and expenses:
Cost of data communication services     186,765   22,051,301    119.5
Depreciation and amortization            53,121    6,272,019     34.0
Sales and marketing                      12,745    1,504,804      8.2
General and administrative               10,632    1,255,378      6.8
                                       --------- ------------ --------
Total cost and expenses                 263,263   31,083,502    168.5

                                       --------- ------------ --------
Operating gain (loss)                  (107,001) (12,633,650)   (68.5)
                                       --------- ------------ --------
Other income (expenses):
Gain (loss) on foreign currency
 exchange                                (1,343)    (158,563)    (0.9)
Other                                   (15,858)  (1,872,329)   (10.1)
                                       --------- ------------ --------

Income (loss) before income taxes      (124,202) (14,664,542)   (79.5)
                                       --------- ------------ --------
Minority interests in consolidated
 subsidiaries                               116       13,666      0.1
Income taxes                                  -            -        -
                                       --------- ------------ --------
Net income (loss)                      (124,086) (14,650,876)  (79.4%)
                                       ========= ============ ========
Basic Net Loss Per Share                             (29,187)
Basic Net Loss Per ADS Equivalent (2)              (1,459.37)
Weighted Average Number of Shares                    501,960
Weighted Average Number of ADS
 Equivalents (2)                                  10,039,200


                                          Year-over-year Comparison
                                         -----------------------------
                                             Mar 31, 2002
                                         ---------------------
                                                        % of     YOY
                                                       Total     Chg
                                             JPY      Revenues    %
                                         ------------ -------- -------
Revenues:
Data communication services                9,487,603    100.0%   94.5%
Cost and expenses:
Cost of data communication services       16,150,915    170.2    36.5
Depreciation and amortization              3,842,815     40.5    63.2
Sales and marketing                        1,094,193     11.6    37.5
General and administrative                 1,264,492     13.3    (0.7)
                                         ------------ -------- -------
Total cost and expenses                   22,352,415    235.6    39.1

                                         ------------ -------- -------
Operating gain (loss)                    (12,864,812)  (135.6)   (1.8)
                                         ------------ -------- -------
Other income (expenses):
Gain (loss) on foreign currency exchange     270,473      2.9  (158.6)
Other                                       (806,810)    (8.5)  132.1
                                         ------------ -------- -------

Income (loss) before income taxes        (13,401,149)  (141.2)    9.4
                                         ------------ -------- -------
Minority interests in consolidated
 subsidiaries                                  4,623      0.0   195.6
Income taxes                                       -        -       -
                                         ------------ -------- -------
Net income (loss)                        (13,396,526) (141.2%)    9.4%
                                         ============ ======== =======
Basic Net Loss Per Share                     (26,688)
Basic Net Loss Per ADS Equivalent (2)      (1,334.42)
Weighted Average Number of Shares            501,960
Weighted Average Number of ADS
 Equivalents (2)                          10,039,200

Note (1):The translations of Japanese yen amounts into US dollar amounts with respect to the year ended Mar 31, 2003 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY 118.07 = $1, the approximate rate of exchange on Mar 31, 2003.

Note (2):Each ADS is equal to 1/20th of a share of common stock. The
     ADR ratio was changed to 1/20th on February 18, 2003.



                     CROSSWAVE COMMUNICATIONS INC.          Appendix 3
                CONSOLIDATED BALANCE SHEETS (UNAUDITED)
           As of Mar 31, 2003, Mar 31, 2002 and Dec 31, 2002
             (Expressed in Thousands of Japanese Yen (JPY)
                      and U.S. Dollars (USD)) (1)

                            Mar 31,2003               Mar 31, 2002
                   ------------------------------ --------------------
                    USD (1)      JPY         %        JPY         %
                   --------- ------------ ------- ------------ -------
ASSETS
Current assets:
Cash and cash
 equivalents          8,275      977,083    1.3 %   8,675,543   13.8 %
Accounts
 receivable-net      23,136    2,731,691     3.8    1,903,894     3.0
Receivable of
 proceeds from
sale and lease
 back transactions    1,599      188,769     0.3      941,373     1.5
Other current
 assets              13,771    1,625,856     2.2      796,163     1.3
                   --------- ------------ ------- ------------ -------
Total current
 assets              46,781    5,523,399     7.6   12,316,973    19.6

Property and
 equipment-net      542,985   64,110,221    88.7   48,599,299    77.3
Deposits and other
 assets              22,490    2,655,398     3.7    1,923,237     3.1
                   --------- ------------ ------- ------------ -------
Total               612,256   72,289,018  100.0 %  62,839,509  100.0 %
                   ========= ============ ======= ============ =======

LIABILITIES AND
 SHAREHOLDERS'
 EQUITY
Current
 liabilities:
Short-term
 borrowings               -            -       -            -       -
Capital lease
 obligations-
 current portion     49,481    5,842,215     8.1    3,814,719     6.1
Long-term debt-
 current portion     23,091    2,726,359     3.8      340,672     0.5
Accounts payable     44,123    5,209,635     7.2    9,537,552    15.2
Accrued expenses     67,730    7,996,852    11.1    6,870,406    10.9
Other current
 liabilities          5,694      672,288     0.9      632,821     1.0

                   --------- ------------ ------- ------------ -------
Total current
 liabilities        190,119   22,447,349    31.1   21,196,170    33.7
Capital lease
 obligations-
 noncurrent         180,395   21,299,266    29.4   17,003,002    27.1
Long-term debt-
 noncurrent         221,566   26,160,284    36.2    7,869,864    12.5
Other noncurrent
 liabilities            850      100,334     0.1       50,657     0.1

                   --------- ------------ ------- ------------ -------
Total liabilities   592,930   70,007,233    96.8   46,119,693    73.4
                   --------- ------------ ------- ------------ -------

Minority interest       561       66,251     0.1       79,917     0.1
Shareholders'
 equity:
Common stock        258,275   30,494,526    42.2   30,494,526    48.5
Additional paid-in
 capital            157,049   18,542,796    25.7   18,317,795    29.2
Accumulated
 deficit           (396,602) (46,826,873)  (64.8) (32,175,997)  (51.2)
Accumulated other
 comprehensive
 income                  43        5,085     0.0        3,575     0.0
                   --------- ------------ ------- ------------ -------
Total
 shareholders'
 equity              18,765    2,215,534     3.1   16,639,899    26.5

                   --------- ------------ ------- ------------ -------
Total               612,256   72,289,018  100.0 %  62,839,509  100.0 %
                   ========= ============ ======= ============ =======


                                                      Dec 31,2002
                                                  --------------------
                                                      JPY         %
                                                  ------------ -------
ASSETS
Current assets:
Cash and cash equivalents                           4,696,445    7.2 %
Accounts receivable-net                             2,344,398     3.6
Receivable of proceeds from
sale and lease back transactions                            -       -
Other current assets                                1,110,204     1.7
                                                  ------------ -------
Total current assets                                8,151,047    12.5

Property and equipment-net                         55,000,292    84.1
Deposits and other assets                           2,229,059     3.4
                                                  ------------ -------
Total                                              65,380,398  100.0 %
                                                  ============ =======

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term borrowings                               1,000,000     1.5
Capital lease obligations-current portion           5,310,343     8.1
Long-term debt-current portion                      1,028,718     1.6
Accounts payable                                    6,032,868     9.3
Accrued expenses                                    7,723,402    11.8
Other current liabilities                             681,084     1.0

                                                  ------------ -------
Total current liabilities                          21,776,415    33.3

Capital lease obligations-noncurrent               19,987,440    30.6
Long-term debt- noncurrent                         18,059,356    27.6
Other noncurrent liabilities                           87,054     0.1

                                                  ------------ -------
Total liabilities                                  59,910,265    91.6
                                                  ------------ -------

Minority interest                                      63,996     0.1

Shareholders' equity:
Common stock                                       30,494,526    46.6
Additional paid-in capital                         18,542,796    28.4
Accumulated deficit                               (43,636,001)  (66.7)
Accumulated other comprehensive income                  4,816     0.0
                                                  ------------ -------
Total shareholders' equity                          5,406,137     8.3

                                                  ------------ -------
Total                                              65,380,398  100.0 %
                                                  ============ =======

Note (1): The translations of Japanese yen amounts into US dollar amounts with respect to Mar 31, 2003 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY118.07 =$1, the approximate rate of exchange on Mar 31, 2003.



                     CROSSWAVE COMMUNICATIONS INC.          Appendix 4
      CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
For the Three Months Ended Mar 31, 2003, Mar 31, 2002 and Dec 31, 2002
             (Expressed in Thousands of Japanese Yen (JPY)
                      and U.S. Dollars (USD)) (1)

                           Mar 31, 2003      Mar 31, 2002 Dec 31, 2002
                       --------------------- ------------ ------------
                        USD (1)      JPY         JPY          JPY
                       --------- ----------- ------------ ------------
Operating Activities:
Net income (loss)       (27,025) (3,190,872)  (4,010,075)  (3,494,158)
Depreciation and
 amortization            14,190   1,675,464    1,218,787    1,603,634
Unrealized foreign
 currency exchange
 (gain) loss                 (2)       (268)     (31,689)      (2,461)
Minority interest in
 net income (loss) of
 consolidated
 subsidiaries                19       2,255        3,032      (10,369)
Decrease (increase) in
 accounts receivable     (3,280)   (387,293)    (294,202)     252,741
Decrease (increase) in
 other current assets    (1,847)   (218,084)     162,654      130,201
Decrease (increase) in
 other assets               791      93,442            -       (4,050)
Increase (decrease) in
 accounts payable       (11,982) (1,414,686)     665,648    1,127,274
Increase (decrease) in
 accrued expenses and
 other current
 liabilities              2,242     264,654      206,180      369,712
Increase (decrease) in
 other noncurrent
 liabilities                112      13,280       13,929       14,347
                       --------- ----------- ------------ ------------
Net cash provided by
 (used in) operating
 activities             (26,782) (3,162,108)  (2,065,736)     (13,129)
                       --------- ----------- ------------ ------------
Investing Activities:
Purchase of property
 and equipment          (29,405) (3,471,864)  (7,049,714)  (2,301,849)
Decrease (increase) in
 other assets, net       (3,203)   (378,196)     342,561      145,524
Proceeds from sale and
 lease/installment
 back                    72,474   8,557,075    5,526,539    1,653,473
                       --------- ----------- ------------ ------------
Net cash provided by
 (used in) investing
 activities              39,866   4,707,015   (1,180,614)    (502,852)
                       --------- ----------- ------------ ------------
Financing Activities:
Increase in short-term
 borrowings, net         (8,470) (1,000,000)           -      500,000
Proceeds from long-
 term borrowings              -           -            -    3,000,000
Principal payments
 under capital leases   (11,091) (1,309,572)    (874,391)  (1,317,519)
Principal payments
 under installment
 loans                  (25,031) (2,955,409)     (81,080)     (99,881)
                       --------- ----------- ------------ ------------
Net cash provided by
 (used in)
financing activities    (44,592) (5,264,981)    (955,471)   2,082,600
                       --------- ----------- ------------ ------------
Effect of Exchange
 Rate Changes on Cash         6         712       26,674        4,614
                       --------- ----------- ------------ ------------
Net Increase
 (Decrease) in Cash
 and Cash equivalents   (31,502) (3,719,362)  (4,175,147)   1,571,233
                       --------- ----------- ------------ ------------
Cash and Cash
 equivalents at
 Beginning of Period     39,777   4,696,445   12,850,690    3,125,212
                       --------- ----------- ------------ ------------
Cash and Cash
 equivalents at End of
 Period                   8,275     977,083    8,675,543    4,696,445
                       ========= =========== ============ ============

Note (1): The translations of Japanese yen amounts into US dollar amounts with respect to the three months ended Mar 31, 2003 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY118.07 =$1, the approximate rate of exchange on Mar 31, 2003.



                     CROSSWAVE COMMUNICATIONS INC.          Appendix 5
      CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
           For the Year Ended Mar 31, 2003 and Mar 31, 2002
             (Expressed in Thousands of Japanese Yen (JPY)
                      and U.S. Dollars (USD)) (1)

                                        Mar 31, 2003      Mar 31, 2002
                                   ---------------------- ------------
                                    USD (1)      JPY          JPY
                                   --------- ------------ ------------
Operating Activities:
Net income (loss)                  (124,086) (14,650,876) (13,396,526)
Depreciation and amortization        53,121    6,272,019    3,842,815
Unrealized foreign currency
 exchange (gain) loss                 1,274      150,419     (282,688)
Minority interest in net income
 (loss) of consolidated
 subsidiaries                          (116)     (13,666)      (4,623)
Decrease (increase) in accounts
 receivable                          (4,096)    (483,632)    (987,940)
Decrease (increase) in other
 current assets                      (4,549)    (537,099)      33,602
Decrease (increase) in other
 assets                              (4,156)    (490,624)           -
Increase (decrease) in accounts
 payable                             (5,243)    (618,979)   2,149,641
Increase (decrease) in accrued
 expenses and other current
 liabilities                          9,875    1,165,914    2,338,841
Increase (decrease) in other
 noncurrent liabilities                 421       49,677       35,777
                                   --------- ------------ ------------
Net cash provided by (used in)
 operating activities               (77,555)  (9,156,847)  (6,271,101)
                                   --------- ------------ ------------
Investing Activities:
Purchase of property and equipment (154,772) (18,273,958) (17,632,536)
Decrease (increase) in other
 assets, net                         (1,781)    (210,287)  (1,093,373)
Proceeds from sale and
 lease/installment back             152,239   17,974,875   12,362,936
                                   --------- ------------ ------------
Net cash provided by (used in)
 investing activities                (4,314)    (509,370)  (6,362,973)
                                   --------- ------------ ------------
Financing Activities:
Proceeds from issuance of stock
 acquisition right                    1,905      225,000            -
Proceeds from long-term borrowings   84,696   10,000,000            -
Principal payments under capital
 leases                             (41,279)  (4,873,823)  (2,719,529)
Principal payments under
 installment loans                  (27,380)  (3,232,760)    (287,737)
                                   --------- ------------ ------------
Net cash provided by (used in)
 financing activities                17,942    2,118,417   (3,007,266)
                                   --------- ------------ ------------
Effect of Exchange Rate Changes on
 Cash                                (1,276)    (150,660)     277,032

                                   --------- ------------ ------------
Net Increase (Decrease) in Cash
 and Cash equivalents               (65,203)  (7,698,460) (15,364,308)
                                   --------- ------------ ------------
Cash and Cash equivalents at
 Beginning of Period                 73,478    8,675,543   24,039,851

                                   --------- ------------ ------------
Cash and Cash equivalents at End
 of Period                            8,275      977,083    8,675,543
                                   ========= ============ ============

Note (1): The translations of Japanese yen amounts into US dollar amounts with respect to the year ended Mar 31, 2003 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY118.07 =$1, the approximate rate of exchange on Mar 31, 2003.

    CONTACT: CONTACT IN JAPAN
             Crosswave Communications Inc.
             Hiroaki Tsuno, +81-3-5205-4580
             Investor Relations/Media Relations
             ir@cwc.co.jp
             or
             CONTACT IN THE UNITED STATES
             Citigate Financial Intelligence
             Robin Weinberg, 212/840-0008
             Investor Relations/Media Relations
             ir@cwc.co.jp